Filed pursuant to Rule 253(g)(2)

File No. 024-12536

REGULATION A OFFERING CIRCULAR SUPPLEMENT NO. 3

(to the Offering Circular Dated October 2, 2025)

UNDER THE SECURITIES ACT OF 1933

Dated September 3, 2026

WELLSTREET REALTY, INC.

MAXIMUM OFFERING AMOUNT: $75,000,000 OF BONDS

This Offering Circular Supplement No. 3 (the “Supplement”) supplements our Offering Circular dated October 2, 2025, as supplemented (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (SEC File No. 024-12536), relating to the offer and sale by us of up to $75,000,000 of Bonds.

RECENT DEVELOPMENTS

This Supplement is being filed to update, amend and supplement the information in the Offering Circular to provide that it is the intent of the Company to expand its stated list of targeted investments to include mortgage loans secured by 2nd mortgages, as well as 1st mortgages, Tennant In Common Agreements and other direct interests in undeveloped properties acquired by infrastructure developers and properties acquired by other housing developers..

Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular except as modified or superseded by this Supplement.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the Offering Circular, including any amendments or supplements to it.

PART III – EXHIBITS

Index to Exhibits

Number	Exhibit Description

2.1*	Articles of Incorporation
2.2*	Bylaws
3.1**	Form of WellStreet Housing Bond
4.1**	Form of Investor Agreement
4.3**	Form of Auto-Invest Program
6.1*	Management Services Agreement
6.2*	Technology License Agreement
11.1*	Auditors Consent
11.2*	Consent of Dickinson Wright PLLC (included in Exhibit 12.1)
12.1*	Legal Opinion

* Previously Filed

** Filed Herewith